Exhibit 99.1

Danaos Receives Notice from NYSE regarding Continued Listing Standard

ATHENS, GREECE — January 4, 2019 - Danaos Corporation (the “Company” or “Danaos”) (NYSE: DAC) today announced it has received written notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of its common stock had fallen below $1.00 per share over a period of 30 consecutive trading days.

Under the NYSE rules, the Company can regain compliance with this standard and cure this deficiency if, during the six-month period following receipt of the NYSE notice, on the last trading day of any calendar month or on the last trading day of this six-month cure period, the Company’s common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period. If the Company determines to remedy the non-compliance by taking action that will require shareholder approval, the Company may obtain shareholder approval by no later than its next annual meeting, and implement such action promptly thereafter. The Company will respond to the NYSE to confirm its intent to cure this noncompliance.

During this period, the Company’s common stock will continue to be traded on the NYSE, subject to the Company’s compliance with other applicable NYSE listing requirements. The notice does not affect the Company’s ongoing business operations or its U.S. Securities and Exchange Commission reporting obligations.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements with respect to the Company’s ability to regain compliance with the NYSE’s continued listing standards and remain listed on the NYSE or other major stock exchange and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of refinancing transactions, Danaos’ ability to achieve the expected benefits of the refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

About Danaos Corporation

Danaos Corporation’s fleet of 59 containerships aggregating 352,600 TEUs, including four vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity.

For further information, please contact:

Company Contact:

Evangelos Chatzis	Iraklis Prokopakis
Chief Financial Officer	Senior Vice President & Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel: +30 210 419 6480	Tel. +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media:

Rose & Company
New York
Tel. 212-359-2228
E-Mail: danaos@rosecoglobal.com